Via Facsimile and U.S. Mail
Mail Stop 03-09


May 26, 2005


Mr. Gerald N. Kern
Chairman and Chief Executive Officer
Meditech Pharmaceuticals, Inc.
10105 E Via Linda, #103
PMB-382
Scottsdale, AZ 85258

Re:	Meditech Pharmaceuticals, Inc.
	Form 10-QSB for the quarterly period ended February 28, 2005
	File No. 0-12561

Dear Mr. Kern:

       We have reviewed your filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. Where our comments call for disclosure, we think you should amend your document in response to these comments.
Please amend your Form 10-QSB for the quarterly period ended
February
28, 2005 and respond to these comments within 15 business days or tell us when you will provide us with a response prior to the expiration of the 15-day period. If we have requested additional information as well as an amendment or if you disagree with any comment that calls for disclosure, please provide this letter prior to your amendment. You may wish to provide us with marked copies of the amendment to expedite our review. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarter ended February 28, 2005

1. Please provide a robust discussion with regards to the write-off of all your assets, liabilities and stockholders` deficit. Reference for us the relevant authoritative literature you are following. Explain why it is appropriate to eliminate all your liabilities.

2. Please provide the periods required under Article 310 of Regulation S-B (i.e. income statements and statements of cash flows for the comparable period of the preceding fiscal year).

3. Earnings per share should be rounded only to the nearest cent in order not to imply a greater degree of precision than exists.

*    *    *    *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sasha Parikh, Staff Accountant, at 202-551-
3627
or Lisa Vanjoske, Assistant Chief Accountant, at 202-551-3614 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Kern
Meditech Pharmaceuticals, Inc.
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